FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: November, 2005 (Year end documents)

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [ X ]

             Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes  [ X ]   No [    ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2005

“Frank Hallam”

FRANK R. HALLAM

Director & CFO

Exhibits:

32.1        CEO Certification of Annual Filings

32.2        CFO Certification of Annual Filings

99.1        Notice of Annual General Meeting of Shareholders and Management Information Circular

99.2        Proxy (Annual General Meeting of Shareholders)

99.3        Platinum Group Metals Annual Report (includes Management Discussion and Analylsis and Consolidated Financial Statements)

99.4        Annual Information Form

99.5        Confirmation of Mailing Notice

99.6       Request for Annual and Interim Financial Statements